UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

LGI Homes, Inc.

(Name of Issuer)

Common Stock, $.01 per share

(Title of Class of Securities)

50187T 106

(CUSIP Number)

November 13, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page)

CUSIP No. 50187T 106	Page 2 of 6

1	NAME OF REPORTING PERSON Thomas Lipar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,652,495
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,652,495
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,652,495 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.8% (2)
12	TYPE OF REPORTING PERSON IN

(1)	Includes 368,723 shares owned by RE Finance Partners, Ltd., whose general partner is an entity wholly-owned by Mr. Lipar. Mr. Lipar disclaims beneficial ownership in 276,542 shares attributable to limited partnership interests owned by other partners in that partnership. Excludes 678,396 shares attributable to limited partnership interests owned by Mr. Lipar in EDSS Holdings, LP, whose general partner is an entity wholly-owned by his son, Eric Lipar, as to which Mr. Thomas Lipar has no voting or investment power.
(2)	All shares of common stock beneficially owned by Thomas Lipar represent 12.8% of the outstanding shares of common stock of the Issuer based on 20,763,449 shares outstanding as of November 13, 2013.

CUSIP No. 50187T 106	Page 3 of 6

Item 1(a).	Name of Issuer:

LGI Homes, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1450 Lake Robbins Drive, Suite 430

The Woodlands, Texas 77380

Item 2(a).	Name of Person Filing:

Thomas Lipar

Item 2(b).	Address of Principal Business Office or, if None, Residence:

1450 Lake Robbins Drive, Suite 430

The Woodlands, Texas 77380

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, $.01 par value

Item 2(e).	CUSIP Number:

50187T 106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d- 1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d- 1(b)(1)(ii)(G);

CUSIP No. 50187T 106	Page 4 of 6

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:            .

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	2,652,495

(b)	Percent of class:	12.8%

(c)	Number of shares as to which the person has:

	(i) Sole power to vote or direct the vote:	2,652,495

	(ii) Shared power to vote or direct the vote:	0

	(iii) Sole power to dispose or direct the disposition of:	2,652,495

	(iv) Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

                                                 N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                                                 N/A

CUSIP No. 50187T 106	Page 5 of 6

Item 8.	Identification and Classification of Members of the Group.

                                                 N/A

Item 9.	Notice of Dissolution of Group.

                                                 N/A

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

CUSIP No. 50187T 106	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2013.

/s/ Thomas Lipar
Thomas Lipar